Exhibit 99.1

Sinovac to Present at the Brean Murray, Carret & Co. Fourth Investor Tour of China

Beijing – March 24, 2008 – Sinovac Biotech Ltd. (Amex: SVA), a leading provider of vaccines in China, today announced that Mr. Weidong Yin, CEO, Ms. Nan Wang, Vice President, Ms. Helen Yang, International Business Manager, and Ms. Vanessa Wu, Senior Financial Manager will present at the Brean Murray, Carret & Co. Fourth Investor Tour of China on Monday, March 31, 2008 at 1:30 p.m. China Standard Time at the Grand Hyatt Hotel in Beijing, China.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include HealiveTM (hepatitis A), BiliveTM (combined hepatitis A and B) and AnfluTM (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information: Helen G. Yang Sinovac Biotech Ltd. Phone: +86-10-82890088 Ext. 871 Fax: +86-10-62966910 Email: info@sinovac.com	Investors/Media: Stephanie Carrington/Janine McCargo The Ruth Group (646) 536-7017/7033 scarrington@theruthgroup.com jmccargo@theruthgroup.com